Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
John J. Spidi spidilaw@aol.com		writer's direct dial number (202) 434-4670

VIA EDGAR

August 15, 2012

Christian Windsor, Esq., Special Counsel
Erin Purnell, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         WSFS Financial Corporation
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-3
File No. 333-183200 ____________

Dear Mr. Windsor and Ms. Purnell:

On behalf of WSFS Financial Corporation (the “Company”), this letter is in response to the Staff's comment letter dated August 15, 2012 in which the Staff monitored the Registration Statement on Form S-3 of the Company filed August 9, 2012.  For your convenience, the comment from your letter is repeated below in italics, followed by the Company’s response.

Comment

Exhibit 5.1

1.           We note that the legal opinion is limited to the laws of the state of Delaware. However, the Indenture for Senior Indebtedness is governed by the laws of the state of New York.  Please provide an opinion that encompasses all relevant legal jurisdictions.  Please refer to section II.B.3.b of Staff Legal Bulletin No. 19 for more information.

Response to Comment

Please see our revised legal opinion included as Exhibit 5.1 to Amendment No. 1 filed herewith, which has been revised to address the comment.

SPIDI & FISCH, PC

Christian Windsor, Esq., Special Counsel
Erin Purnell, Esq.
August 15, 2012

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By separate correspondence from the Company, we are filing with the Commission a request for acceleration of the effective date of the Registration Statement to August 17, 2012, at 4:30 p.m.

We hope the foregoing has been fully responsive to your comment letter.  Please feel free to contact me if you need additional information or clarification.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:  Stephan A. Fowle, Executive Vice President and CFO